Exhibit 12.1

South State Corporation

	Years ended December 31,
	2014		2013		2012		2011		2010

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Excluding interest on deposits	14.83	x	12.11	x	16.06	x	11.64	x	18.79	x

Including interest on deposits	7.42	x	5.91	x	4.95	x	2.61	x	3.44	x

Net income	$75,437		$49,219		$30,032		$22,595		$51,882
Provision for income taxes	35,991		25,355		15,128		10,762		28,946
Interest expense:
Interest expense on deposits	9,301		8,489		8,424		17,557		28,526
Interest expense on borrowings	6,361		4,498		2,670		2,709		4,211
Dividends on preferred stock	1,073		1,354		—		—		—
Portion of rental expense deemed to represent interest	622		859		329		427		332

Earnings (including interest on deposits)	$128,785		$89,774		$56,583		$54,050		$113,897
Fixed Charges (including interest on deposits)	17,357		15,200		11,423		20,693		33,069

Earnings (excluding interest on deposits)	119,484		81,285		48,159		36,493		85,371
Fixed Charges (excluding interest on deposits)	8,056		6,711		2,999		3,136		4,543